Item 30. Exhibit (h) i. g1ii

Joinder to Participation Agreement

THIS JOINDER (“Joinder”) dated August 23, 2021 to that certain Participation Agreement (the “Participation Agreement”)  made and entered into on the 27th day of January 2021, by and among Massachusetts Mutual Life Insurance Company (also known as MassMutual Life Insurance Company, the “Company”), on its own behalf and on behalf of segregated asset accounts of the Company that may be established from time to time (individually, an “Account” and collectively, the “Accounts”); DFA Investment Dimensions Group Inc. (the “Fund”); the Fund’s investment adviser, Dimensional Fund Advisors LP (the “Adviser”); and DFA Securities LLC (“DFAS”) (individually, a “Party” and collectively, the “Parties”).

WHEREAS, C.M. Life Insurance Company (“C.M. Life”) on its own behalf and on behalf of segregated asset accounts of C.M. Life that may be established from time to time (also individually, an “Account” and collectively, the “Accounts”) desires to become a separate Party under the Participation Agreement.

WHEREAS, the Participation Agreement incorrectly identified the Company as “MassMutual Life Insurance Company” due to a scrivener’s error.

WHEREAS, Section 10.13 of the Participation Agreement provides that it may not be amended or modified except by a written amendment, which includes any amendments to the Schedules, executed by all parties to the Participation Agreement.

Capitalized terms used but not otherwise defined in this Joinder shall have the meanings ascribed thereto in the Participation Agreement, except that the Company and C.M. Life shall each also be defined as a “Company” under the Participation Agreement.

Each Company, the Fund, the Adviser and DFAS, intending to be legally bound, hereby agree as follows:

A.           Joinder of C.M. Life; Amendments/Supplements to the Participation Agreement

(1)          Joinder. This Joinder shall constitute a joinder to the Participation Agreement solely with respect to C.M Life. on its own behalf and on behalf of the Accounts. C.M. Life on its own behalf and on behalf of the Accounts, by executing this Joinder, agrees to become a separate party to and legally bound by the Participation Agreement as amended and supplemented by this Joinder. It is understood and agreed that by signing this Joinder, the Participation Agreement shall constitute a separate agreement among C.M. Life on its own behalf and on behalf of the Accounts, the Fund, the Adviser and DFAS as if C.M. Life had executed its own separate participation agreement with the Fund, the Adviser and DFAS.

Each and every obligation or liability under the Participation Agreement of C.M. Life to the Fund, the Adviser or DFAS shall constitute solely an obligation or liability of C.M. Life to the Fund, the Adviser or DFAS, and each and every obligation or liability under the Participation Agreement of the Company to the Fund, the Adviser or DFAS shall constitute solely an obligation or liability of the Company to the Fund, the Adviser or DFAS.  C.M. Life shall have no liability under the Participation Agreement for the obligations of the Company. The Company shall have no liability under the Participation Agreement for the obligations of C.M. Life.

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Each and every obligation or liability of the Fund, the Adviser or DFAS to the Company shall constitute solely an obligation or liability to the Company, and each and every obligation or liability of the Fund, the Adviser or DFAS to C.M. Life shall constitute solely an obligation or liability to C.M. Life. The Fund, the Adviser or DFAS shall have no liability under the Participation Agreement to the Company for its obligations to C.M. Life and the Fund, the Adviser or DFA shall have no liability under the Participation Agreement to C.M. Life for its obligations to the Company.

(2)          Amendments/Supplements to the Participation Agreement. The Participation Agreement shall be deemed amended and supplemented and the following terms shall apply to the Fund, the Adviser, DFAS and C.M. Life under the Agreement:

(a)          Representations and Warranties. The first sentence of Section 3.1 is amended and supplemented as follows:

The Company represents and warrants that it is an insurance company within the meaning of Section 816(a) of the Code and duly organized and validly existing under the laws of the Commonwealth of Massachusetts. CM Life represents and warrants that it is an insurance company within the meaning of Section 816(a) of the Code and duly organized and validly existing under the laws of the State of Connecticut.

(c)          Notice to CM Life as the Company.

Any notice shall be deemed sufficiently given when sent by registered or certified mail, or via facsimile, to the other Parties at the address of such Parties set forth below or at such other address as such Parties may from time to time specify in writing to the other Parties.

If to CM Life as the Company:

C.M. Life Insurance Company

1295 State Street

Springfield, MA 01111

Attn: Office of the General Counsel

B.           Correction of the Name of the Company

“MassMutual Life Insurance Company” in the Participation Agreement shall hereby be amended and restated as “Massachusetts Mutual Life Insurance Company.”

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C.           Miscellaneous Provisions

(1)          Agreement Continuation; Entire Agreement. Upon execution and delivery of this Joinder, the Participation Agreement shall be modified and amended in accordance with the terms herein. The terms and conditions of the Participation Agreement, as amended by this Joinder, constitute the entire agreement and understanding among the Company, C.M. Life, the Fund, the Adviser and DFAS, with respect to its subject matter and supersede all oral communications and prior writings with respect thereto. In the case of a conflict between this Joinder and the Participation Agreement, the provisions of this Joinder will control.

(2)          Governing Law. This Joinder Agreement will be governed by and construed in accordance with the laws of the State of Texas without reference to choice of law doctrine.

IN WITNESS WHEREOF, the undersigned have executed this Joinder as of the date first written above.

MASSachusetts MUTUAL Life insurance company		DFA investment dimensions group inc.

By:	/s/ Michael S. Dunn	By:	/s/ Jeff Jeon
Name:	Michael S. Dunn	Name:	Jeff Jeon
Title:	Head of Institutional Insurance	Title:	Vice President

c.m. Life insurance company		dimensional funds advisors lp

By:	/s/ Michael S. Dunn	By:
Name:	Michael S. Dunn	Name:	Carolyn O
Title:	Vice President	Title:	Vice President

dfa securities llc

By:
		Name:	Kenneth Manell
		Title:	Vice President

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